

Mail Stop 7010

January 29, 2008

via U.S. mail and facsimile

Michael J. Grebe, Chief Executive Officer
Interline Brands, Inc.
801 West Bay Street
Jacksonville, Florida 32204

> **RE: Interline Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 13, 2007**
> **File No. 1-32380**

Dear Mr. Grebe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief